Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
October 14, 2005

Extendicare Inc. Declares Preferred Shares Dividend Payment - TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today the following details of the dividends on its Class I Preferred Shares, declared on August 4, 2005, and payable on November 15, 2005 to shareholders of record as at October 31, 2005.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended September 30, 2005, amounted to $0.1914 per share for the Series 2 shares and $0.1941 per share for the Series 4 shares.

A monthly dividend of $0.075 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on November 15, 2005 to shareholders of record on October 31, 2005. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on September 30, 2005.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com